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                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14 (d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 2)

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         AQUILA GAS PIPELINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              UTILICORP UNITED INC.
                            AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.
                                    (BIDDERS)

                    COMMON STOCK, PAR VALUE OF $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
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                                 ROBERT K. GREEN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
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                                    COPY TO:
                             DENNIS P. WILBERT, ESQ.
                            JEFFREY T. HAUGHEY, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                                2300 MAIN STREET
                           KANSAS CITY, MISSOURI 64108

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CUSIP No. 03839B10                                         Page 2 of 7 Pages

(1)  NAMES OF REPORTING PERSONS: UTILICORP UNITED INC.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 44-0541877

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X| (b) |_|

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:

      WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) or 2(f):                                                    |_|

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

      DELAWARE

(7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      27,409,884

(8)  CHECK IF THE AGGRGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: |_|

(9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      93.2%

(10) TYPE OF REPORTING PERSON:

      GM; CO

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                                 SCHEDULE 14D-1
CUSIP No. 03839B10                                           Page 3 of 7 Pages


(1)  NAMES OF REPORTING PERSONS: AQUILA ENERGY CORPORATION
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 47-0683480

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X| (b) |_|

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

      AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): |_|

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

      DELAWARE

(7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      27,409,884

(8)  CHECK IF THE AGGRGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: |_|


(9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      93.2%

(10) TYPE OF REPORTING PERSON:

      GM; CO



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                                 SCHEDULE 14D-1
CUSIP No. 03839B10                                          Page 4 of 7 Pages


(1)  NAMES OF REPORTING PERSONS: AEC ACQUISITIONS, INC.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: APPLIED FOR.

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X| (b) |_|

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

      AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): |_|

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

      DELAWARE

(7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      3,409,884

(8)  CHECK IF THE AGGRGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: |_|


(9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      11.6%

(10) TYPE OF REPORTING PERSON:

      GM; CO



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                                                            Page 5 of 7 Pages

     AEC Acquisitions, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), Aquila and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on April 9, 1999, as amended by Amendment No. 1 thereto filed with the Commission on April 23, 1999 (as so amended, the "Schedule 14D-1"). This Amendment No. 2 also constitutes an amendment to the statement on Schedule 13D of Purchaser, Aquila and Parent. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1. The item numbers, captions and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.


ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a) Item 4(a) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information thereto:

               Purchaser estimates that the total amount of funds required to purchase the Publicly-held Shares accepted in the Offer will approximate $27.28 million, all of which will be obtained from Parent's working capital.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          (a) - (b) Items 6(a) - (b) of the Schedule 14D-1 are hereby amended and supplemented by adding the following information thereto:

               On May 10, 1999, Parent announced that it had completed its Offer to acquire any and all of the Shares of the Company that Parent did not then, directly or indirectly, own for $8.00 per Share in cash, net to the seller, without interest thereon. The Offer expired at 12:00 midnight, New York City time, on May 7, 1999.

               Parent has been informed by the Depository that, as of 12:00 midnight, New York City time, on May 7, 1999, 3,409,884 Shares had been tendered and not withdrawn, including Shares tendered pursuant to notices of guaranteed delivery. Shares tendered and not withdrawn prior to the Expiration Date represent approximately 11.6% of all of the issued and outstanding Shares of the Company. As a result of the acquisition of such Shares in the Offer, Parent will indirectly own an aggregate of approximately 27.4 million Shares representing approximately 93.2% of the total number of issued and outstanding Shares. Parent intends to pay promptly for the Shares tendered and accepted for payment pursuant to the Offer.


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                                                           Page 6 of 7 Pages

               The full text of Parent's May 10, 1999, press release announcing the completion of the Offer and the acceptance of the tendered Shares is set forth in Exhibit (a) (10) hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

          (f) Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information thereto:

               The Offer expired at 12:00 midnight, New York City time, on Friday, May 7, 1999.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

          Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

               (a) (10) Text of press release issued by Parent, dated May 10, 1999.


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                                                           Page 7 of 7 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 10, 1999                      UTILICORP UNITED INC.



                                          By:  /s/ Robert Green
                                               Name: Robert K. Green
                                               Title: President and Chief
                                                      Operating Officer


                                           AQUILA ENERGY CORPORATION



                                           By:  /s/ Robert Green
                                                Name: Robert K. Green
                                                Title: Authorized Representative


                                           AEC AQUISITIONS, INC.



                                           By:  /s/  Robert Green
                                                Name: Robert K. Green
                                                Title: President


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              EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

     RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of the UCU ("AQP Common Stock") at a price of $ 8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, any Vice-President or Assistant Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

     RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION

(a)(10) Text of press release issued by Parent, dated May 10, 1999.